

September 25, 2014

Via E-mail
Donald M. MacIntyre
Chief Executive Officer
Renewable Energy and Power, Inc.
3395 W. Cheyenne Ave. #111
North Las Vegas, NV 89032

> **Re:** **Renewable Energy and Power, Inc.**
> **Amendment No. 3 to Form 10-12(G)**
> **Filed September 15, 2014**
> **File No. 000-55237**

Dear Mr. MacIntyre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Age of Financial Statements

1.   Please update the financial statements and other financial information in the filing to include the interim period ended June 30, 2014.

Liquidity and Capital Resources, page 19

2.   We note your response to our prior comment 22 from our letter dated August 29, 2014. As requested previously, please include disclosure in the liquidity section discussing the impact of MDI terminating their support starting November 1, 2014.

3.   We note your response to our prior comment 25 from our letter dated August 29, 2014. As requested in our prior comment 34 from our letter dated July 29, 2014, since MDI seems to be your only customer and supplier disclose the business purpose of your relationship with MDI. Given that MDI has only agreed to support the operations of the

Company through November 1, 2014, discuss the timing of when you expect to have other sources of revenue and additional suppliers other than MDI. Also, disclose if any of your officers or directors has a related party relationship with MDI.

Plan of Operation, page 20

Solar Hybrid, page 20

4.   Please revise to make the disclosure in the paragraph beginning with "At this time Solar Hybrid" more legible. It appears there are certain formatting errors.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 27

5.   Please name the minority shareholder and specify the amounts of accounts receivable and revenues generated. See Item 404 of Regulation S-K. Further, update your beneficial ownership table on page 22 for MDI's ownership in your company.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3273, or Terry French, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Ajay Koduri, Senior Counsel, at 202-551-3310 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
Michael Berg, Esq.